Exhibit 99.1
Attunity Announces New Data Replication SaaS Solution for Amazon
Web Services (AWS) Simple Storage Service (S3)

Attunity CloudBeam enables reliable, affordable and high-performance
Big Data replication for disaster recovery, backup and data distribution

BURLINGTON, MA – August 28, 2012 - Attunity Ltd. (NASDAQ: ATTU), a leading provider of information availability software solutions, announced today that Attunity CloudBeam, its recently introduced high-performance SaaS platform for Amazon Web Services (AWS), has expanded its services to provide a new data replication-as-a-service solution for AWS' Simple Storage Service (S3). Currently available for testing, the service provides replication and synchronization of Big Data stored in S3 across AWS cloud regions to enable business-critical initiatives, including disaster recovery, backup and data distribution.  The new Attunity CloudBeam service is designed to ensure that information availability in the cloud is quick, reliable, easy-to-use and affordable for AWS customers.

"Enterprises today are increasingly feeling constrained by traditional data management methods and as a result, are embracing the cloud for its scalability and affordability," explained Jeffrey M. Kaplan, Managing Director of THINKstrategies Inc., a cloud strategy consultancy, and founder of the Cloud Computing Showplace. "Organizations can properly configure cloud systems to be ready to go when needed, but never pay for any services until they’re actually used – a smart, cost-saving measure. Key benefits like these make data replication in the cloud a highly attractive and viable option for organizations today." Automated, fully-managed, and ‘pay-as-you-use’, the new Attunity CloudBeam service for S3 efficiently replicates files and folders, and features:

•	Parallelized and elastic data transfer to maximize use of bandwidth

•	Configurable scheduling to ensure predictable information availability

•	High performance data transfer optimized to move large objects and large numbers of objects

•	Delta replication using comparative snapshot technology (CST) to minimize data that needs to be transferred

•	Fast set up with ‘Click-2-Replicate’ configuration, and no server or appliance setup required

 “As a new member of the exclusive Amazon Partner Network, Attunity is proud to deliver this exciting new service as part of our continued dedication to enhancing our partnership with Amazon Web Services,” explained Matt Benati, VP Global Marketing at Attunity. “AWS customers have expressed strong interest in a data replication-as-a-service solution that is tightly integrated with S3 to enable high-performance data distribution, backup and disaster recovery affordably. This new Attunity CloudBeam service is designed to effectively meet customers’ Big Data replication requirements and its guaranteed delivery, elastic, high-performance platform and quick time-to-value make it a true stand out.”

About Attunity

Attunity is a leading provider of information availability software solutions that enable access, sharing and distribution of data, including Big Data, across heterogeneous enterprise platforms, organizations, and the cloud. Our software solutions include data replication, change data capture (CDC), data connectivity, enterprise file replication (EFR) and managed-file-transfer (MFT). Using Attunity’s software solutions, our customers enjoy significant business benefits by enabling real-time access and availability of data and files where and when needed, across the maze of heterogeneous systems making up today’s IT environment.

Attunity has supplied innovative software solutions to its enterprise-class customers for nearly 20 years and has successful deployments at thousands of organizations worldwide. Attunity provides software directly and indirectly through a number of partners such as Microsoft, Oracle, IBM and HP. Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, and Asia Pacific and through a network of local partners. For more information, visit www.attunity.com or our In Tune blog and join our community on Twitter, Facebook, LinkedIn and YouTube.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. For example, when we say that we believe that customers will appreciate the information availability that Attunity CloudBeam provides, we are using a forward-looking statement. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from Attunity’s current expectations.

Factors that could cause or contribute to such differences include, but are not limited to: risks and uncertainties relating to the acquisition of RepliWeb, including costs and difficulties related to integration of acquired businesses, the combined companies’ financial results and performance, and ability to repay debt and timing thereof; our liquidity challenges and the need to raise additional capital in the future; market acceptance of the Attunity Replicate and the development of a market for such product; timely availability and customer acceptance of Attunity’s new and existing products; any unforeseen developmental or technological difficulties with regard to Attunity’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Attunity’s products; unknown factors affecting third parties with which Attunity has formed business alliances; the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; and other factors and risks on which Attunity may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ.

For a more detailed description of the risks and uncertainties affecting Attunity, reference is made to Attunity’s latest Annual Report on Form 20-F/A, which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Attunity in reports filed or furnished to the SEC. Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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© Attunity 2012. All Rights Reserved. Attunity is a registered trademark of Attunity Inc. All other product and company names herein may be trademarks of their respective owners.

Press contact:
Melissa Kolodziej, Director of Marketing Communications, Attunity
melissa.kolodziej@attunity.com
Tel. 781-730-4073